

May 2, 2011

Via E-mail
Kerry Tully
Chief Executive Officer
Billet Finder Inc.
1894 Clarence Street
Sarnia, Ontario, N7X 1C8 Canada

> **Re:** **Billet Finder Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2011**
> **File No. 333-172590**

Dear Mr. Tully:

We have reviewed your amended registration statement and response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 30, 2011.

Cover Page

1. We note your response to prior comment 1 and we reissue our comment. Because this offering constitutes the first sale of Billet Finder common stock to the public, it is considered the initial public offering of Billet Finder common stock, even though the shares will be offered by the shareholders and not the company. As such, please include the disclosure previously requested so that potential investors understand that this resale transaction constitutes the initial public offering of your common stock.

Risk Factors

Until Our Common Stock is Registered, We Will Not Be Subject to Certain Reporting Requirements, page 7

2. Please revise your risk factor to disclose that as a Section 15(d) filer you will be required to file with the SEC periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, once this registration statement is declared effective. However, that reporting obligation will be suspended in the circumstances you have noted. In addition to the limited reporting obligation, as a Section 15(d) filer you will not be subject to the proxy rules, the Section 16 short-swing profit provisions, or the Williams Act. Please confirm your understanding with regard to

your reporting obligation as a filer subject to Section 15(d) of the Exchange Act specifically, and the requirements imposed by Section 15(d) generally.

Directors, Executive Officers, Promoters and Control Persons, page 40

3. We note your revised disclosure in response to prior comment 12. Please provide more specific disclosure regarding the dates of employment for Mr. Tully. It remains unclear from your disclosure where Mr. Tully was employed during the past five years and in some instances, e.g., the home remodeling business, it is unclear whether he was self-employed. If Mr. Tully was self-employed for any period during the past five years, please provide specific information regarding the nature and time period(s) of self-employment.

4. We note your revised disclosure in response to prior comment 13. Please note that Item 401(f) of Regulation S-K requires related disclosure for the past ten years, not five years. Please revise accordingly.

Certain Relationships and Related Transactions, page 44

5. Please revise your disclosure in response to prior comment 14 to identify Mr. Tully as a promoter.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathy Collins, Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel